One Financial Way Cincinnati, Ohio 45242 Post Office Box 237 Cincinnati, Ohio 45201-0237 Telephone: 513-794-6100

VIA EDGAR CORRESPONDENCE

October 23, 2020

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Ohio National Fund, Inc. (“Registrant”)

N-14 Registration Statement

File Nos. 002-67464 and 333-237727

Dear Ms. Hahn:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced registration statement on Form N-14 (the “Registration Statement”), which you communicated to me and Michael Wible of Thompson Hine LLP, by telephone on October 19, 2020. Registrant filed the Registration Statement with the Commission on September 18, 2020 pursuant to the Securities Act of 1933 (“1933 Act”).

For convenience, each of Registrant’s responses below is preceded by the applicable staff comment. Capitalized terms used herein have the meanings given to them in the Registration Statement. Registrant will give effect to disclosure changes made in response to staff comments by means of filings under Rule 497.

Comments

Shareholder Letter

Comment 1. – The shareholder letter states that Ohio National Investments Inc. (the “Adviser”) does not anticipate any significant portfolio repositioning, however page 25 of the Registration Statement states the Adviser will pay for the costs of repositioning. Please confirm if there will be any repositioning costs, and if so, if they will be paid by the Adviser.

Response: As stated in the Registration Statement, the Adviser does not anticipate any significant portfolio repositioning. The Registration Statement states that the Adviser will pay for the costs of the Reorganization but does not state that the Adviser will pay for repositioning costs. As disclosed in Note 4 to the Pro Forma Financial Information, the costs of the Reorganization do not include the costs of repositioning which will be borne by the Combined Fund. The Adviser anticipates the costs of the repositioning to be $165, which includes the nominal transactional fees necessary to reallocate the net assets of the Target Fund to the underlying fund selections of the Survivor Fund.

Ohio National Life Insurance Company

Information Statement

Comment 2. – On page 2, there is a reference to the Statement of Additional Information and documents incorporated by reference. Please include a hyperlink to each document incorporated by reference.

Response: Registrant confirms that a hyperlink to each document incorporated by reference will be included in the 497 filing.

Background and Reasons for the Proposed Reorganization

Comment 3. – Please compare the size of the Target Fund and Survivor Fund and discuss if size was a consideration in the decision to no longer manage the Target Fund as a separate series of the Corporation.

Response: As stated in the Registration Statement, as of June 30, 2020, the Target Fund had total net assets of $79,945,160 and the Survivor Fund had total net assets of $210,959,572. Registrant added the following disclosure as the third sentence of the first paragraph of the “Background and Reasons for the Proposed Reorganization” section:

“As of June 30, 2020, the Target Fund had total net assets of $79,945,160 and the Survivor Fund had total net assets of $210,959,572.”

Additionally, in the “The Reorganization” section of the Registration Statement, it states that one of the factors considered by the Board was that the Combined Fund could achieve certain operating efficiencies from its larger net asset size.

Factors considered by the Board

Comment 4. – Please confirm that Registrant presented all materially adverse factors against reorganization to the Board for consideration.

Response: The Board discussed a variety of factors, both positive and negative, in connection with its consideration of the Reorganization. Those factors considered most material are disclosed in the Registration Statement.

Fee Table

Comment 5. – On page 6, the second footnote to the fee table discusses recoupment of waived fees and expenses. Please confirm supplementally that any right to recoupment from the Target Fund will not survive the Reorganization.

Response: Registrant confirms that any right to recoupment from the Target Fund will not survive the Reorganization.

Comparison of the Target and Survivor Fund

Comment 6. – With regard to the comparison of the Funds on page 8, please discuss whether the risk and return profiles of the Target Fund and Survivor Fund are the same, and if not, explain any material differences.

Response: Registrant added the following disclosures as the first paragraph under the “Investment Objectives and Principal Investment Strategies” section:

“The Survivor Fund pursues an investment objective similar to that of the Target Fund, and the investment strategies of the Funds are substantially similar. Because of their substantially similar investment strategies, the primary risks associated with an investment in the Survivor Fund are substantially similar to those associated with an investment in the Target Fund.”

The similarities and any material differences in the risk and return profiles between the Target Fund and Survivor Fund are described in the “Comparison of Investment Objectives and Principal Investment Strategies” section.

Comparison of Investment Objectives and Principal Investment Strategies

Comment 7. – The comparison of investment objectives on page 10 states that the Survivor Fund has no geographic limits. Please clarify if the Survivor Fund invests in both developed and emerging markets countries.

Response: Registrant revised the following disclosure in the third sentence of the first paragraph under the “Investment Objectives and Principal Investment Strategies” section for the Survivor Fund:

“The Survivor Fund has no geographic limits on where it may invest, which may include developed and emerging market countries.”

Comment 8. – With regard to the fixed income portion of each Fund, please discuss in the narrative whether they share the same credit quality, maturity and duration characteristics.

Response: Registrant added the following disclosure as the third sentence in the second paragraph under the “Investment Objectives and Principal Investment Strategies” section:

“The Funds invest in identical fixed income funds with identical credit quality, maturity and duration characteristics, but in different allocations.”

Comment 9. – With regard to the underlying funds, please clarify whether they invest in similar types of derivatives, as suggested by the derivatives risk disclosure.

Response: Registrant confirms that the underlying funds invest in similar types of derivatives. Registrant revised the following disclosure in the second to last sentence of the third paragraph under the “Investment Objectives and Principal Investment Strategies” section for the Survivor Fund:

“Certain underlying funds may also use derivatives such as forwards; future contracts and options on securities, indices, currencies and other investments; and swaps.”

Risks of the Funds

Comment 10. – The risk disclosures refer to the “Portfolio”. Please clarify that this term refers to both the Target and Survivor Funds, each of which only hold underlying funds rather than individual portfolio securities.

Response: Registrant confirms that the term “Portfolio” refers to each of the Funds. Registrant has replaced all references to the term “Portfolio” with the term “Fund.”

Comment 11. – With regard to Interest Rate Risk, please discuss the risk associated with the phasing out of LIBOR, as applicable.

Response: The risk associated with phasing out of LIBOR is not a principal risk of either the Target Fund or Survivor Fund. Accordingly, this risk is not disclosed in the “Risks of the Funds” section of the Registration Statement.

Comment 12. – At the end of the risk factors disclosure on Page 14, there is a discussion of Foreign Investments Risk, which is a risk unique to the Survivor Fund only. Please consider moving the discussion of this risk factor to the beginning of the discussion on risk factors.

Response: Registrant has moved the discussion of the Foreign Investments Risk to the beginning of the discussion on risk factors.

Performance History

Comment 13. – Supplementally, please clarify whether the benchmark for the Combined Fund will be the Morningstar® Moderately Conservative Target Risk Index.

Response: Registrant confirms that the benchmark for the Combined Fund will be the Morningstar® Moderately Conservative Target Risk Index. Registrant added the following disclosure as the last sentence of the last paragraph of the “Performance History” section for the Survivor Fund:

“The benchmark for the Combined Fund will be the Morningstar® Moderately Conservative Target Risk Index.”

Expenses of the Reorganization

Comment 14. – Please clarify the estimated costs of the Reorganization.

Response: The costs of the Reorganization will be borne by the Adviser. Registrant has provided the information regarding the transaction as required in Item 4 of Form N-14. Neither Item 4 nor any other item in Form N-14 requires disclosure of the cost of the Reorganization. Item 7(a) of Form N-14 requires that registrants disclose proxy solicitation costs, but Item 7(a) does not apply in this case as proxies are not being solicited. Accordingly, Registrant has provided disclosure required by Item 7(b) of Form N-14 (and by reference, Item 2 of Schedule 14C). Consequently, Registrant declines to make the requested change.

Exhibits

Comment 15. – Please include any 1933 file numbers when exhibits are incorporated by reference.

Response: Registrant confirms that when it files exhibits that are incorporated by reference, it will include the 1933 file numbers.

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If you have any questions or additional comments, please contact me at (513) 794-6988.

Very truly yours,

/s/ Angela M. Fontanini
Angela M. Fontanini, Esq.
Associate Counsel